UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04008838

February 13, 2004

Susan A. Waxenberg
Assistant General Counsel and
Assistant Secretary
Time Warner Inc.
75 Rockefeller Plaza
New York, NY 10019-6908

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/13/2004

Re: Time Warner Inc.

Dear Ms. Waxenberg:

This is in regard to your letter dated February 12, 2004 concerning the shareholder proposal submitted to Time Warner by the United Brotherhood of Carpenters' Pension Fund for inclusion in Time Warner's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Time Warner therefore withdraws its December 24, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

PROCESSED
FEB 27 2004
THOMSON
FINANCIAL

Keir Devon Gumbs
Special Counsel

cc: Edward J. Durkin
Corporate Governance Advisor
United Brotherhood of Carpenters
Carpenters Corporate Governance Project
101 Constitution Avenue, NW
Washington, DC 20001

1105705

TimeWarner

December 24, 2003

VIA OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Time Warner Inc. – Proposal Submitted by The United Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen:

This letter respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") advise Time Warner Inc. (the "Company") that it will not recommend any enforcement action to the SEC if the Company omits from its proxy statement and proxy to be filed and distributed in connection with its 2004 annual meeting of shareholders (the "Proxy Materials") the proposal (the "Union Proposal") it received from The United Brotherhood of Carpenters Pension Fund (the "Proponent"). The Union Proposal requests that the Company implement a "Commonsense Executive Compensation" program for its senior executives.

The Company does not intend to include the Union Proposal in its Proxy Materials pursuant to Rule 14a-8(i)(11) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), because it substantially duplicates another proposal previously submitted to the Company by another proponent that will be included in the Company's Proxy Materials.

Pursuant to Rule 14a-8(j) under the Exchange Act, we are enclosing six copies of each of this letter and the Union Proposal (with the Proponent's covering letter) (Exhibit A). By copy of this letter, the Company hereby notifies the Proponent as required by Rule 14a-8(j) of its intention to exclude the Union Proposal from its Proxy Materials.

Time Warner Inc. ◦ 75 Rockefeller Plaza ◦ New York, NY 10019-6908
T 212.484.7350 ◦ www.timewarner.com

Background and Grounds for Omission

The Union Proposal is dated December 1, 2003 and requests that "the Company's Board of Directors and its Executive Compensation Committee replace the current system of compensation for senior executives with the "Commonsense Executive Compensation" program." The proposed features of such program seek to address what the Proponent believes is an excessive and unjustified CEO-worker pay gap.

Prior to receiving the Union Proposal, the Company received for inclusion in its Proxy Materials a proposal and supporting statement from Christian Brothers Investment Services, Inc. (the "Prior Proposal" and, together with the Union Proposal, the "Proposals"). The Prior Proposal requests that the Company's Compensation Committee prepare a report on, among other things, "whether our top executive compensation packages (including, but not limited to, options, benefits, perks, loans and retirement agreements) are 'excessive' and should be modified." The Prior Proposal further requests an explanation of whether "the level of pay of our lowest paid workers should result in an adjustment of executive pay 'to more reasonable and justifiable levels.'" The complete text of the Prior Proposal is attached to this letter as Exhibit B.

Rule 14a-8(i)(11) permits the exclusion from the Company's Proxy Materials of shareholder proposals that substantially duplicate another proposal previously submitted by another proponent that will be included in the Company's Proxy Materials for the same meeting. The Staff has previously indicated that a company does not have the option of selecting between duplicative proposals, but must include in its proxy materials the first of such proposals. *See e.g., Wells Fargo & Company* (February 5, 2003). The Company received the Prior Proposal before receiving the Union Proposal and, therefore, the Company plans to include the Prior Proposal in its Proxy Materials.

The Staff has stated that Rule 14a-8(i)(11) was adopted, in part, to eliminate the possibility that shareholders would have to consider two or more substantially identical proposals submitted by proponents acting independently of each other. *See* Exchange Act Release No. 34-12999 (November 22, 1976). This principle is most easily applied to proposals that are identical in wording. *See e.g., AT&T Corp.* (January 26, 1999); *The New Germany Fund* (May 8, 1998); *Great Lakes Chemical Corporation* (March 2, 1998). However, proposals do not need to be identical to be excludable under Rule 14a-8(i)(11). The Staff has consistently taken the position that proposals with the same "principal thrust or focus" may be substantially duplicative even if such proposals differ as to terms and scope. *See Pacific Gas & Electric Company* (February 1, 1993) (proposal to limit CEO's compensation excludable because its "principal thrust" and "principal focus" was the same as another proposal being included in company's proxy materials). *See also, Wal-Mart Stores, Inc.* (April 3, 2002) (proposal that company prepare an "Equal Employment Opportunity Report" excludable because it had the same "principal thrust and focus" as another proposal relating to affirmative action); *General Electric Co.* (February 9, 1994) (proposal that company prepare a report regarding violence on its television programming excludable because it was substantially identical to another proposal that company form a committee to review the same issue).

The rationale behind the "principal thrust or focus" concept is that the presence in one proxy statement of multiple proposals that address the same issue in different terms creates the risk that, if the shareholders approve each of the proposals, the board of directors would not be left with a clear expression of shareholder intent on the issue. Thus, while Rule 14a-8(i)(11) protects shareholders from the confusion caused by substantially duplicative proposals, it also protects the board from being placed in a position where it cannot properly implement the shareholders' will because the *terms* of such proposals are different, even though the *subject matter* is identical. *See Centerior Energy Corp.* (February 27, 1995) (proposals relating to (1) freezing executive compensation, (2) reducing executive compensation and eliminating executive bonuses, and (3) freezing annual executive salaries and eliminating bonuses were "substantially duplicative" of a previous proposal placing ceilings on executive compensation, tying future executive compensation to future company performance, and eliminating bonuses and stock options); *Union Camp Corp.* (January 24, 1990) (multiple proposals requesting the company to withdraw investments in South Africa were substantially duplicative even though one proposal also included "specific steps in implementing" the request); *Procter & Gamble Co.* (June 15, 1983) (second proposal that was identical to a portion of a broader proposal excluded as "substantially identical").

The Company respectfully submits that the Proposals are substantially duplicative of each other for purposes of Rule 14a-8(i)(11). The "principal thrust or focus" of each of the Union and Prior Proposals is that the Company review its executive compensation practices with an emphasis on what the Proponents perceive to be the "excessive" compensation paid to the Company's executives. In addition, each of the Proposals defines what is excessive by reference to the disparity between executive compensation and the compensation paid to the Company's "lowest paid" workers. Each of the Proposals asks the Company's board to consider all aspects of its executives' compensation, including bonus, stock options and severance arrangements.

The Prior Proposal requests a report evaluating whether the Company's executive compensation packages should be "modified" to "more reasonable and justifiable levels." It asks the board to focus on a perceived pay disparity over a 10-year period. It further asserts that executive compensation levels are "a symptom of an unaccountable CEO" that has "weakened the connection between corporate performance and executive compensation."

The Union Proposal likewise argues that executive compensation is "unjustified" and "contrary to the interests of the Company," and it seeks to modify executive pay to more "commonsense" levels. The Union Proposal also seeks to enhance the correlation between corporate performance and executive compensation "based on well-defined quantitative (financial) and qualitative (non-financial) performance measures."

Finally, the Proposals' supporting statements are practically identical in content and tone. Both statements contain strong language condemning executive pay levels and claiming a lack of accountability among CEOs in Corporate America. In fact, the Proposals go so far as to quote the same CEO-to-worker pay ratio cited in a recent compensation survey. These similarities further illustrate that the Proposals have the same principal thrust and focus of a perceived excess of executive compensation, particularly when compared to worker pay. One asks for a report and assumes that Company's board will act to modify pay packages, while the other presupposes the board's conclusion and simply directs it to take action.

The Company respectfully submits that the inclusion of both Proposals would require the Company's shareholders to consider substantially identical proposals submitted by proponents acting independently of each other. *See* Release No. 34-12999 (November 22, 1976). If the Company were required to include both Proposals in its Proxy Materials, it would essentially be asking shareholders to request a report evaluating whether executive pay packages should be modified, while *at the same time* asking them to approve modifications to those very same packages. This would surely confuse shareholders, who would wonder why they were being asked to vote on two proposals that, while worded differently, address substantially the same issue. This is precisely the kind of situation that Rule 14a-8(i)(11) seeks to avoid.

Additionally, the exclusion of the Union Proposal would avoid the risk that both Proposals are approved and the Company's board is left with no clear indication of shareholder intent. The Prior Proposal defers to the board as to whether in fact executive pay packages should be reduced to "more reasonable and justifiable levels." By contrast, the Union Proposal assumes that such levels are excessive, and proposes actual dollar amounts that the Proponent believes are more reasonable. If both Proposals were approved, the board would be unclear as to its mandate, and, therefore, it would be unable to implement the will of its shareholders properly. Again, Rule 14a-8(i)(11) is intended to protect boards from exactly this kind of situation.

The Company believes that the Staff's recent no-action letter to General Electric ("GE"), dated January 22, 2003, is particularly illustrative on this issue. In that situation, the first proposal that GE received was almost identical to the Prior Proposal. It requested GE's Compensation Committee to prepare a report comparing the total compensation of its top executives and lowest paid workers over a 20-year period, and to consider whether such compensation packages were "excessive." The second proposal that GE received requested that GE's board consider whether shareholder value would be enhanced if it revised its executive compensation policies to (i) freeze executive pay during periods of large layoffs, (ii) establish a maximum ratio between the highest and lowest paid employees and (ii) seek shareholder approval for certain executive severance payments. The Staff, relying on GE's representation about the order that it received the proposals, found the second proposal was excludable pursuant to Rule 14a-8(i)(11).

The Company believes that the Staff's decision in *General Electric* is highly relevant to the Company's current request. The proponents in both situations have the same principal focus of what they believe is excessive executive compensation, particularly when compared with general worker pay. Like the proposals submitted to GE, the Prior Proposal requests a report from the Company's Compensation Committee comparing the compensation of its "top executives" and "lowest paid workers," and the Union Proposal requests the Company's Compensation Committee to consider specific actions aimed at reducing executive compensation. While the specific actions requested in the Union Proposal differ from those in the second GE proposal, both sets of actions clearly seek the same end result of a review of executive compensation practices with a view to reducing such compensation. Because of these significant similarities between the Proposals and those addressed in *General Electric*, the

Company believes that the outcome should be the same permitting exclusion of the Union Proposal from the Company's Proxy Materials.

While the focus of the Proposals is the same, there are admittedly differences between the Proposals. The first relates to form: the Prior Proposal requests a report while the Union Proposal requests action. However, the Staff has previously stated that, at least with regard to the ordinary business operations exclusion, this distinction is immaterial. *See* Release No. 34-20091 (August 16, 1983) (stating that a proposal seeking a special report, the subject matter of which relates to ordinary business operations, will be excludable under Rule 14a-8(c)(7)). The second difference relates to scope: the Prior Proposal gives the opportunity to conclude that executive pay packages are excessive, while the Union Proposal presupposes the conclusion and requests certain corrective actions. The Company respectfully submits that this difference is insufficient to warrant the Union Proposal's inclusion in its Proxy Materials. First, the Staff has previously found that proposals differing in scope but having the same "principal thrust or focus" can still be substantially duplicative of each other. *See, e.g., General Electric* (January 22, 2003); *Centerior Energy Corp.* (February 27, 1995); *Pacific Gas & Electric* (February 1, 1993); *Union Camp Corp.* (January 24, 1990). Also, each aspect of the Proponent's "Commonsense Executive Compensation" program (salary, bonus, long-term equity compensation and severance) is addressed in the Prior Proposal. In fact, the Prior Proposal asks the board to consider *all* aspects of executive compensation packages, which would necessarily include those in the Proponent's program. Finally, this distinction fails to resolve the strong policy arguments for not including both Proposals. Including both Proposals could confuse shareholders, and if both were approved, the board would have an unclear mandate. Therefore, the Company believes that any differences between the Proposals are insufficient to affect the analysis under Rule 14a-8(i)(11).

For these reasons, the Company respectfully submits that the Union Proposal substantially duplicates the Prior Proposal and, therefore, it is properly excludable under Rule 14a-8(i)(11).

* * * * *

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Union Proposal from its Proxy Materials. If you have any questions or if the Staff is unable to concur with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter. Please do not hesitate to call the undersigned at (212) 484-7350.

Please acknowledge receipt of this letter and its attachments by date-stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

Very truly yours,

Susan A. Waxenberg
Susan A. Waxenberg
Assistant General Counsel
and Assistant Secretary

cc: Edward J. Durkin
United Brotherhood of Carpenters,
Carpenters Corporate Governance Project
101 Constitution Avenue, NW
Washington, D.C. 20001

Attachments

Commonsense Executive Compensation Proposal

Resolved, that the shareholders of Time Warner, Inc. ("Company") request that the Company's Board of Directors and its Executive Compensation Committee replace the current system of compensation for senior executives with the following "Commonsense Executive Compensation" program including the following features:

(1) Salary - The chief executive officer's salary should be targeted at the mean of salaries paid at peer group companies, not to exceed $1,000,000 annually. No senior executive should be paid more than the CEO.

(2) Annual Bonus - The annual bonus paid to senior executives should be based on well-defined quantitative (financial) and qualitative (non-financial) performance measures. The maximum level of annual bonus should be a percentage of the executive's salary level, capped at 100% of salary.

(3) Long-Term Equity Compensation - Long-term equity compensation to senior executives should be in the form of restricted shares, not stock options. The restricted share program should utilize justifiable performance criteria and challenging performance benchmarks. It should contain a vesting requirement of at least three years. Executives should be required to hold all shares awarded under the program for the duration of their employment. The value of the restricted share grant should not exceed $1,000,000 on the date of grant.

(4) Severance - The maximum severance payment to a senior executive should be no more than one year's salary and bonus.

(5) Disclosure - Key components of the executive compensation plan should be outlined in the Compensation Committee's report to shareholders, with variances from the Commonsense program explained in detail.

The Commonsense compensation program should be implemented in a manner that does not violate any existing employment agreement or equity compensation plans.

Supporting Statement: We believe that compensation paid to senior executives at most companies, including ours, is excessive, unjustified, and contrary to the interests of the Company, its shareholders, and other important corporate constituents. CEO pay has been described as a "wasteland that has not been reformed." (Institutional Shareholder Services senior vice-president, *Wall Street Journal*, "Executive Pay Keeps Rising, Despite Outcry," October 3, 2003). As of 2002, the CEO-worker pay gap of 282-to-1 was nearly seven times as large as the 1982 ratio of 42-to-1 according to the United for a Fair Economy's Tenth Annual CEO Compensation Survey ("Executive Excess 2003 – CEO's Win, Workers and Taxpayers Lose.")

We believe that it is long past time for shareholders to be proactive and provide companies clear input on the parameters of what they consider to be reasonable and fair executive compensation. We believe that executive compensation should be designed to promote the creation of long-term corporate value. The Commonsense executive compensation principles seek to focus senior executives, not on quarterly performance numbers, but on long-term corporate value growth, which should benefit all the important constituents of the Company. We challenge our Company's leadership to embrace the ideas embodied in the Commonsense proposal, which still offers executives the opportunity to build personal long-term wealth but only when they generate long-term corporate value.

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

December 1, 2003

Paul T. Cappuccio
Corporate Secretary
Time Warner, Inc.
75 Rockefeller Plaza
New York, NY 10019

Re: Shareholder Proposal

Dear Mr. Cappuccio:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Time Warner, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of the Company's executive compensation policies and practices. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 75,800 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Carpenter pension funds are long-term holders of the Company's common stock.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin

Enclosure

PAY DISPARITY

WHEREAS, increasingly, shareholders, the government, citizens and public interest groups are greatly concerned about the growth in compensation packages for top executives at certain U.S. corporations. These packages have increased the pay gap between highest and lowest paid employees and weakened the connection between corporate performance and executive compensation.

- According to a study by United for a Fair Economy, the disparity between CEO and worker pay has risen to a gap of 282-to-1, nearly seven times as large as the ratio that prevailed in 1982. The study found that of the 50 companies with the most layoffs in 2001, including Time Warner, median CEO pay also rose (August 2003).

- A Bloomberg article reported that, of 243 companies with 2002 revenue of $5 billion or more, average annual CEO pay was $12 million a year from 2000-2002. The piece concluded that, "there is little rhyme or reason why one CEO makes more than another." (August 13, 2003)

The Conference Board's Public Trust and Private Enterprise Commission report called it a "...perfect storm – a confluence of events in the compensation area that created an environment ripe for abuse." It continues, "...there is an imbalance between unprecedented levels of executive compensation, with little apparent financial downside risk, and the relationship of this compensation to long-term performance." (September 17, 2002)

William McDonough, Public Company Accounting Oversight Board Chairman said, "Corporate directors should think long and hard about the compensation of the executives who head the corporations they are sworn to protect," (Money Magazine, November 11, 2003). He warned that if corporations don't address executive compensation, Congress may do the job for them (Dow Jones, October 20, 2003).

At Senate hearings, Damon Silvers, AFL-CIO, said executive compensation, "... has grown to a level where it is materially and directly affecting companies' economic performance... the more common problems involving runaway executive pay are that (1) it is structured to create perverse incentives, (2) it corrodes organizational cultures, and (3) it is a symptom of an unaccountable CEO and a weak board." (May 20, 2003)

RESOLVED: shareholders request the Board's Compensation Committee to initiate a review of our company's executive compensation policies and to make available, upon request, a report of that review by January 1, 2005 (omitting confidential information and processed at a reasonable cost). We request the report include:

1. A comparison of the total compensation package of top executives and our company's lowest paid workers in the United States in July 1994 and July 2004.
2. An analysis of changes in the relative size of the gap between the two groups and the rationale justifying this trend.

3. An evaluation of whether our top executive compensation packages (including, but not limited to, options, benefits, perks, loans and retirement agreements) are "excessive" and should be modified.
4. An explanation of whether the issues of sizable layoffs or the level of pay of our lowest paid workers should result in an adjustment of executive pay to "to more reasonable and justifiable levels."

TimeWarner

December 24, 2003

VIA OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Time Warner Inc. – Proposal Submitted by The United Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen:

This letter respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") advise Time Warner Inc. (the "Company") that it will not recommend any enforcement action to the SEC if the Company omits from its proxy statement and proxy to be filed and distributed in connection with its 2004 annual meeting of shareholders (the "Proxy Materials") the proposal (the "Union Proposal") it received from The United Brotherhood of Carpenters Pension Fund (the "Proponent"). The Union Proposal requests that the Company implement a "Commonsense Executive Compensation" program for its senior executives.

The Company does not intend to include the Union Proposal in its Proxy Materials pursuant to Rule 14a-8(i)(11) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), because it substantially duplicates another proposal previously submitted to the Company by another proponent that will be included in the Company's Proxy Materials.

Pursuant to Rule 14a-8(j) under the Exchange Act, we are enclosing six copies of each of this letter and the Union Proposal (with the Proponent's covering letter) (Exhibit A). By copy of this letter, the Company hereby notifies the Proponent as required by Rule 14a-8(j) of its intention to exclude the Union Proposal from its Proxy Materials.

Time Warner Inc. • 75 Rockefeller Plaza • New York, NY 10019-6908
T 212.484.7350 • www.timewarner.com

Background and Grounds for Omission

The Union Proposal is dated December 1, 2003 and requests that "the Company's Board of Directors and its Executive Compensation Committee replace the current system of compensation for senior executives with the "Commonsense Executive Compensation" program." The proposed features of such program seek to address what the Proponent believes is an excessive and unjustified CEO-worker pay gap.

Prior to receiving the Union Proposal, the Company received for inclusion in its Proxy Materials a proposal and supporting statement from Christian Brothers Investment Services, Inc. (the "Prior Proposal" and, together with the Union Proposal, the "Proposals"). The Prior Proposal requests that the Company's Compensation Committee prepare a report on, among other things, "whether our top executive compensation packages (including, but not limited to, options, benefits, perks, loans and retirement agreements) are 'excessive' and should be modified." The Prior Proposal further requests an explanation of whether "the level of pay of our lowest paid workers should result in an adjustment of executive pay 'to more reasonable and justifiable levels.'" The complete text of the Prior Proposal is attached to this letter as Exhibit B.

Rule 14a-8(i)(11) permits the exclusion from the Company's Proxy Materials of shareholder proposals that substantially duplicate another proposal previously submitted by another proponent that will be included in the Company's Proxy Materials for the same meeting. The Staff has previously indicated that a company does not have the option of selecting between duplicative proposals, but must include in its proxy materials the first of such proposals. *See e.g., Wells Fargo & Company* (February 5, 2003). The Company received the Prior Proposal before receiving the Union Proposal and, therefore, the Company plans to include the Prior Proposal in its Proxy Materials.

The Staff has stated that Rule 14a-8(i)(11) was adopted, in part, to eliminate the possibility that shareholders would have to consider two or more substantially identical proposals submitted by proponents acting independently of each other. *See* Exchange Act Release No. 34-12999 (November 22, 1976). This principle is most easily applied to proposals that are identical in wording. *See e.g., AT&T Corp.* (January 26, 1999); *The New Germany Fund* (May 8, 1998); *Great Lakes Chemical Corporation* (March 2, 1998). However, proposals do not need to be identical to be excludable under Rule 14a-8(i)(11). The Staff has consistently taken the position that proposals with the same "principal thrust or focus" may be substantially duplicative even if such proposals differ as to terms and scope. *See Pacific Gas & Electric Company* (February 1, 1993) (proposal to limit CEO's compensation excludable because its "principal thrust" and "principal focus" was the same as another proposal being included in company's proxy materials). *See also, Wal-Mart Stores, Inc.* (April 3, 2002) (proposal that company prepare an "Equal Employment Opportunity Report" excludable because it had the same "principal thrust and focus" as another proposal relating to affirmative action); *General Electric Co.* (February 9, 1994) (proposal that company prepare a report regarding violence on its television programming excludable because it was substantially identical to another proposal that company form a committee to review the same issue).

The rationale behind the "principal thrust or focus" concept is that the presence in one proxy statement of multiple proposals that address the same issue in different terms creates the risk that, if the shareholders approve each of the proposals, the board of directors would not be left with a clear expression of shareholder intent on the issue. Thus, while Rule 14a-8(i)(11) protects shareholders from the confusion caused by substantially duplicative proposals, it also protects the board from being placed in a position where it cannot properly implement the shareholders' will because the *terms* of such proposals are different, even though the *subject matter* is identical. *See Centerior Energy Corp.* (February 27, 1995) (proposals relating to (1) freezing executive compensation, (2) reducing executive compensation and eliminating executive bonuses, and (3) freezing annual executive salaries and eliminating bonuses were "substantially duplicative" of a previous proposal placing ceilings on executive compensation, tying future executive compensation to future company performance, and eliminating bonuses and stock options); *Union Camp Corp.* (January 24, 1990) (multiple proposals requesting the company to withdraw investments in South Africa were substantially duplicative even though one proposal also included "specific steps in implementing" the request); *Procter & Gamble Co.* (June 15, 1983) (second proposal that was identical to a portion of a broader proposal excluded as "substantially identical").

The Company respectfully submits that the Proposals are substantially duplicative of each other for purposes of Rule 14a-8(i)(11). The "principal thrust or focus" of each of the Union and Prior Proposals is that the Company review its executive compensation practices with an emphasis on what the Proponents perceive to be the "excessive" compensation paid to the Company's executives. In addition, each of the Proposals defines what is excessive by reference to the disparity between executive compensation and the compensation paid to the Company's "lowest paid" workers. Each of the Proposals asks the Company's board to consider all aspects of its executives' compensation, including bonus, stock options and severance arrangements.

The Prior Proposal requests a report evaluating whether the Company's executive compensation packages should be "modified" to "more reasonable and justifiable levels." It asks the board to focus on a perceived pay disparity over a 10-year period. It further asserts that executive compensation levels are "a symptom of an unaccountable CEO" that has "weakened the connection between corporate performance and executive compensation."

The Union Proposal likewise argues that executive compensation is "unjustified" and "contrary to the interests of the Company," and it seeks to modify executive pay to more "commonsense" levels. The Union Proposal also seeks to enhance the correlation between corporate performance and executive compensation "based on well-defined quantitative (financial) and qualitative (non-financial) performance measures."

Finally, the Proposals' supporting statements are practically identical in content and tone. Both statements contain strong language condemning executive pay levels and claiming a lack of accountability among CEOs in Corporate America. In fact, the Proposals go so far as to quote the same CEO-to-worker pay ratio cited in a recent compensation survey. These similarities further illustrate that the Proposals have the same principal thrust and focus of a perceived excess of executive compensation, particularly when compared to worker pay. One asks for a report and assumes that Company's board will act to modify pay packages, while the other presupposes the board's conclusion and simply directs it to take action.

The Company respectfully submits that the inclusion of both Proposals would require the Company's shareholders to consider substantially identical proposals submitted by proponents acting independently of each other. *See* Release No. 34-12999 (November 22, 1976). If the Company were required to include both Proposals in its Proxy Materials, it would essentially be asking shareholders to request a report evaluating whether executive pay packages should be modified, while *at the same time* asking them to approve modifications to those very same packages. This would surely confuse shareholders, who would wonder why they were being asked to vote on two proposals that, while worded differently, address substantially the same issue. This is precisely the kind of situation that Rule 14a-8(i)(11) seeks to avoid.

Additionally, the exclusion of the Union Proposal would avoid the risk that both Proposals are approved and the Company's board is left with no clear indication of shareholder intent. The Prior Proposal defers to the board as to whether in fact executive pay packages should be reduced to "more reasonable and justifiable levels." By contrast, the Union Proposal assumes that such levels are excessive, and proposes actual dollar amounts that the Proponent believes are more reasonable. If both Proposals were approved, the board would be unclear as to its mandate, and, therefore, it would be unable to implement the will of its shareholders properly. Again, Rule 14a-8(i)(11) is intended to protect boards from exactly this kind of situation.

The Company believes that the Staff's recent no-action letter to General Electric ("GE"), dated January 22, 2003, is particularly illustrative on this issue. In that situation, the first proposal that GE received was almost identical to the Prior Proposal. It requested GE's Compensation Committee to prepare a report comparing the total compensation of its top executives and lowest paid workers over a 20-year period, and to consider whether such compensation packages were "excessive." The second proposal that GE received requested that GE's board consider whether shareholder value would be enhanced if it revised its executive compensation policies to (i) freeze executive pay during periods of large layoffs, (ii) establish a maximum ratio between the highest and lowest paid employees and (ii) seek shareholder approval for certain executive severance payments. The Staff, relying on GE's representation about the order that it received the proposals, found the second proposal was excludable pursuant to Rule 14a-8(i)(11).

The Company believes that the Staff's decision in *General Electric* is highly relevant to the Company's current request. The proponents in both situations have the same principal focus of what they believe is excessive executive compensation, particularly when compared with general worker pay. Like the proposals submitted to GE, the Prior Proposal requests a report from the Company's Compensation Committee comparing the compensation of its "top executives" and "lowest paid workers," and the Union Proposal requests the Company's Compensation Committee to consider specific actions aimed at reducing executive compensation. While the specific actions requested in the Union Proposal differ from those in the second GE proposal, both sets of actions clearly seek the same end result of a review of executive compensation practices with a view to reducing such compensation. Because of these significant similarities between the Proposals and those addressed in *General Electric*, the

Company believes that the outcome should be the same permitting exclusion of the Union Proposal from the Company's Proxy Materials.

While the focus of the Proposals is the same, there are admittedly differences between the Proposals. The first relates to form: the Prior Proposal requests a report while the Union Proposal requests action. However, the Staff has previously stated that, at least with regard to the ordinary business operations exclusion, this distinction is immaterial. *See* Release No. 34-20091 (August 16, 1983) (stating that a proposal seeking a special report, the subject matter of which relates to ordinary business operations, will be excludable under Rule 14a-8(c)(7)). The second difference relates to scope: the Prior Proposal gives the opportunity to conclude that executive pay packages are excessive, while the Union Proposal presupposes the conclusion and requests certain corrective actions. The Company respectfully submits that this difference is insufficient to warrant the Union Proposal's inclusion in its Proxy Materials. First, the Staff has previously found that proposals differing in scope but having the same "principal thrust or focus" can still be substantially duplicative of each other. *See, e.g., General Electric* (January 22, 2003); *Centerior Energy Corp.* (February 27, 1995); *Pacific Gas & Electric* (February 1, 1993); *Union Camp Corp.* (January 24, 1990). Also, each aspect of the Proponent's "Commonsense Executive Compensation" program (salary, bonus, long-term equity compensation and severance) is addressed in the Prior Proposal. In fact, the Prior Proposal asks the board to consider *all* aspects of executive compensation packages, which would necessarily include those in the Proponent's program. Finally, this distinction fails to resolve the strong policy arguments for not including both Proposals. Including both Proposals could confuse shareholders, and if both were approved, the board would have an unclear mandate. Therefore, the Company believes that any differences between the Proposals are insufficient to affect the analysis under Rule 14a-8(i)(11).

For these reasons, the Company respectfully submits that the Union Proposal substantially duplicates the Prior Proposal and, therefore, it is properly excludable under Rule 14a-8(i)(11).

* * * * *

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Union Proposal from its Proxy Materials. If you have any questions or if the Staff is unable to concur with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter. Please do not hesitate to call the undersigned at (212) 484-7350.

Please acknowledge receipt of this letter and its attachments by date-stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

Very truly yours,

Susan A. Waxenberg

Susan A. Waxenberg
Assistant General Counsel
and Assistant Secretary

cc: Edward J. Durkin
United Brotherhood of Carpenters,
Carpenters Corporate Governance Project
101 Constitution Avenue, NW
Washington, D.C. 20001

Attachments

Commonsense Executive Compensation Proposal

Resolved, that the shareholders of Time Warner, Inc. ("Company") request that the Company's Board of Directors and its Executive Compensation Committee replace the current system of compensation for senior executives with the following "Commonsense Executive Compensation" program including the following features:

(1) Salary - The chief executive officer's salary should be targeted at the mean of salaries paid at peer group companies, not to exceed $1,000,000 annually. No senior executive should be paid more than the CEO.

(2) Annual Bonus - The annual bonus paid to senior executives should be based on well-defined quantitative (financial) and qualitative (non-financial) performance measures. The maximum level of annual bonus should be a percentage of the executive's salary level, capped at 100% of salary.

(3) Long-Term Equity Compensation - Long-term equity compensation to senior executives should be in the form of restricted shares, not stock options. The restricted share program should utilize justifiable performance criteria and challenging performance benchmarks. It should contain a vesting requirement of at least three years. Executives should be required to hold all shares awarded under the program for the duration of their employment. The value of the restricted share grant should not exceed $1,000,000 on the date of grant.

(4) Severance - The maximum severance payment to a senior executive should be no more than one year's salary and bonus.

(5) Disclosure - Key components of the executive compensation plan should be outlined in the Compensation Committee's report to shareholders, with variances from the Commonsense program explained in detail.

The Commonsense compensation program should be implemented in a manner that does not violate any existing employment agreement or equity compensation plans.

Supporting Statement: We believe that compensation paid to senior executives at most companies, including ours, is excessive, unjustified, and contrary to the interests of the Company, its shareholders, and other important corporate constituents. CEO pay has been described as a "wasteland that has not been reformed." (Institutional Shareholder Services senior vice-president, *Wall Street Journal*, "Executive Pay Keeps Rising, Despite Outcry," October 3, 2003). As of 2002, the CEO-worker pay gap of 282-to-1 was nearly seven times as large as the 1982 ratio of 42-to-1 according to the United for a Fair Economy's Tenth Annual CEO Compensation Survey ("Executive Excess 2003 – CEO's Win, Workers and Taxpayers Lose.")

We believe that it is long past time for shareholders to be proactive and provide companies clear input on the parameters of what they consider to be reasonable and fair executive compensation. We believe that executive compensation should be designed to promote the creation of long-term corporate value. The Commonsense executive compensation principles seek to focus senior executives, not on quarterly performance numbers, but on long-term corporate value growth, which should benefit all the important constituents of the Company. We challenge our Company's leadership to embrace the ideas embodied in the Commonsense proposal, which still offers executives the opportunity to build personal long-term wealth but only when they generate long-term corporate value.

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

December 1, 2003

Paul T. Cappuccio
Corporate Secretary
Time Warner, Inc.
75 Rockefeller Plaza
New York, NY 10019

Re: Shareholder Proposal

Dear Mr. Cappuccio:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Time Warner, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of the Company's executive compensation policies and practices. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 75,800 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Carpenter pension funds are long-term holders of the Company's common stock.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin

Enclosure

PAY DISPARITY

WHEREAS, increasingly, shareholders, the government, citizens and public interest groups are greatly concerned about the growth in compensation packages for top executives at certain U.S. corporations. These packages have increased the pay gap between highest and lowest paid employees and weakened the connection between corporate performance and executive compensation.

- According to a study by United for a Fair Economy, the disparity between CEO and worker pay has risen to a gap of 282-to-1, nearly seven times as large as the ratio that prevailed in 1982. The study found that of the 50 companies with the most layoffs in 2001, including Time Warner, median CEO pay also rose (August 2003).

- A Bloomberg article reported that, of 243 companies with 2002 revenue of $5 billion or more, average annual CEO pay was $12 million a year from 2000-2002. The piece concluded that, "there is little rhyme or reason why one CEO makes more than another." (August 13, 2003)

The Conference Board's Public Trust and Private Enterprise Commission report called it a "...perfect storm – a confluence of events in the compensation area that created an environment ripe for abuse." It continues, "...there is an imbalance between unprecedented levels of executive compensation, with little apparent financial downside risk, and the relationship of this compensation to long-term performance." (September 17, 2002)

William McDonough, Public Company Accounting Oversight Board Chairman said, "Corporate directors should think long and hard about the compensation of the executives who head the corporations they are sworn to protect," (Money Magazine, November 11, 2003). He warned that if corporations don't address executive compensation, Congress may do the job for them (Dow Jones, October 20, 2003).

At Senate hearings, Damon Silvers, AFL-CIO, said executive compensation, "... has grown to a level where it is materially and directly affecting companies' economic performance... the more common problems involving runaway executive pay are that (1) it is structured to create perverse incentives, (2) it corrodes organizational cultures, and (3) it is a symptom of an unaccountable CEO and a weak board." (May 20, 2003)

RESOLVED: shareholders request the Board's Compensation Committee to initiate a review of our company's executive compensation policies and to make available, upon request, a report of that review by January 1, 2005 (omitting confidential information and processed at a reasonable cost). We request the report include:

1. A comparison of the total compensation package of top executives and our company's lowest paid workers in the United States in July 1994 and July 2004.
2. An analysis of changes in the relative size of the gap between the two groups and the rationale justifying this trend.

3. An evaluation of whether our top executive compensation packages (including, but not limited to, options, benefits, perks, loans and retirement agreements) are "excessive" and should be modified.
4. An explanation of whether the issues of sizable layoffs or the level of pay of our lowest paid workers should result in an adjustment of executive pay to "to more reasonable and justifiable levels."

TimeWarner

VIA FACSIMILE W/COPY BY
OVERNIGHT COURIER – 202-942-9525

February 12, 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

WITHDRAWAL OF NO-ACTION LETTER REQUEST

Re: Time Warner Inc. – Stockholder Proposal Submitted by United Brotherhood of Carpenters' Pension Fund- Commonsense Executive Compensation

Ladies and Gentlemen:

This letter serves to inform you that Time Warner Inc. (the "Company") hereby withdraws its letter dated December 24, 2003 to the Securities and Exchange Commission requesting that the Commission take a "no-action" position with respect to the Company's omission from its 2004 proxy materials of the proposal submitted by United Brotherhood of Carpenters' Pension Fund (the "Proponent") relating to executive compensation. The Company has discussed the proposal with a representative of the Proponent, and the Proponent has elected to withdraw the proposal. Attached hereto as Exhibit A is a letter from the Proponent agreeing to withdraw the proposal.

If you need any additional information regarding this matter, please do not hesitate to contact me at (212) 484-7350 or by facsimile at (212) 258-3157.

Sincerely,

Susan A. Waxenberg
Susan Waxenberg
Assistant General Counsel
and Assistant Secretary

cc: Edward J. Durkin
Corporate Governance Advisor
United Brotherhood of Carpenters
Carpenters Corporate Governance Project
101 Constitution Avenue, N.W.
Washington, DC 20001

56843_1.DOC

EXHIBIT A

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA FACSIMILE 212 258-3157]

February 9, 2004

Susan A. Waxenberg
Assistant General Counsel and
Assistant Secretary
Time Warner Inc.
75 Rockefeller Plaza
New York, New York 10019-6908

Re: Carpenter's Shareholder Proposal

Dear Ms. Waxenberg:

On behalf of the United Brotherhood of Carpenter's Pension Fund ("Fund"), I hereby formally withdraw the executive compensation shareholder proposal ("Proposal") submitted by the Fund to Time Warner, Inc. ("Company's") on December 1, 2003. The discussions with you and your colleagues were positive, informative and very much appreciated. The commitment to enhance upcoming proxy statement disclosure with regards to certain aspects of the Company's executive compensation policies and practices is a very constructive step. Thank you for this positive response that will enhance the ability of shareholders to better understand important aspects of the executive compensation program. We look forward to continuing the dialogue on this important matter.

Sincerely,

Edward J. Durkin
Corporate Governance Advisor

cc. Douglas J. McCarron, Fund Chairman

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

TIME WARNER INC.
CORPORATE LEGAL DEPARTMENT
75 ROCKEFELLER PLAZA
NEW YORK, NEW YORK 10019

FACSIMILE: (212) 258-3157
TELEPHONE: (212) 484-7350

DATE: 2/12/04

PLEASE DELIVER THE FOLLOWING PAGES TO:

NAME	COMPANY	FACSIMILE
1. Office of the Chief Counsel		202-942-9525

FROM: Susan Waxenberg, Esq.
PHONE: 212 484-7350

WE ARE SENDING 3 PAGE(S) INCLUDING COVER SHEET. IF ALL PAGES ARE NOT RECEIVED, PLEASE **CALL ELISA AT (212) 484-7351** AS SOON AS POSSIBLE.

MESSAGE:

FAXED BY ELISA SHERIDAN

TimeWarner

VIA FACSIMILE W/COPY BY
OVERNIGHT COURIER – 202-942-9525

February 12, 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

WITHDRAWAL OF NO-ACTION LETTER REQUEST

Re: Time Warner Inc. – Stockholder Proposal Submitted by United Brotherhood of Carpenters' Pension Fund- Commonsense Executive Compensation

Ladies and Gentlemen:

This letter serves to inform you that Time Warner Inc. (the "Company") hereby withdraws its letter dated December 24, 2003 to the Securities and Exchange Commission requesting that the Commission take a "no-action" position with respect to the Company's omission from its 2004 proxy materials of the proposal submitted by United Brotherhood of Carpenters' Pension Fund (the "Proponent") relating to executive compensation. The Company has discussed the proposal with a representative of the Proponent, and the Proponent has elected to withdraw the proposal. Attached hereto as Exhibit A is a letter from the Proponent agreeing to withdraw the proposal.

If you need any additional information regarding this matter, please do not hesitate to contact me at (212) 484-7350 or by facsimile at (212) 258-3157.

Sincerely,

Susan A. Waxenberg
Susan Waxenberg
Assistant General Counsel
and Assistant Secretary

cc: Edward J. Durkin
Corporate Governance Advisor
United Brotherhood of Carpenters
Carpenters Corporate Governance Project
101 Constitution Avenue, N.W.
Washington, DC 20001

56843_1.DOC

EXHIBIT A

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA FACSIMILE 212 258-3157]

February 9, 2004

Susan A. Waxenberg
Assistant General Counsel and
Assistant Secretary
Time Warner Inc.
75 Rockefeller Plaza
New York, New York 10019-6908

Re: Carpenter's Shareholder Proposal

Dear Ms. Waxenberg:

On behalf of the United Brotherhood of Carpenter's Pension Fund ("Fund"), I hereby formally withdraw the executive compensation shareholder proposal ("Proposal") submitted by the Fund to Time Warner, Inc. ("Company's") on December 1, 2003. The discussions with you and your colleagues were positive, informative and very much appreciated. The commitment to enhance upcoming proxy statement disclosure with regards to certain aspects of the Company's executive compensation policies and practices is a very constructive step. Thank you for this positive response that will enhance the ability of shareholders to better understand important aspects of the executive compensation program. We look forward to continuing the dialogue on this important matter.

Sincerely,

Edward J. Durkin
Corporate Governance Advisor

cc. Douglas J. McCarron, Fund Chairman

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

TIME WARNER INC.
CORPORATE LEGAL DEPARTMENT
75 ROCKEFELLER PLAZA
NEW YORK, NEW YORK 10019

FACSIMILE: (212) 258-3157
TELEPHONE: (212) 484-7350

DATE: 2/12/04

PLEASE DELIVER THE FOLLOWING PAGES TO:

NAME	COMPANY	FACSIMILE
1. Office of the Chief Counsel		202-942-9525

FROM: Susan Waxenberg, Esq.
PHONE: 212 484-7350

WE ARE SENDING 3 PAGE(S) INCLUDING COVER SHEET. IF ALL PAGES ARE NOT RECEIVED, PLEASE CALL ELISA AT (212) 484-7351 AS SOON AS POSSIBLE.

MESSAGE:

FAXED BY ELISA SHERIDAN

Act: 33
Section: 5
Rule:
Public Availability: 2-9-04

February 9, 2004

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Agristar Global Networks, Ltd.. (the "Company")
Incoming letters dated May 1, 2003 and September 25, 2003

Based on the facts presented, the Division is unable to provide the requested no-action relief regarding the Company's proposal to establish a database of accredited investors. We also are unable to provide the requested interpretive advice regarding whether the Company's proposed qualification of accredited investors in the manner described in your letter would involve any form of general solicitation or general advertising within the meaning of Securities Act Rule 502(c).

These positions are based on the representations made to the Division in your letters. Any different facts or conditions might require the Division to reach different conclusions. Further, our response regarding the proposal to establish a database of accredited investors expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Cecilia D. Blye

Cecilia D. Blye
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2004

John J. Gaines III
Huff & Gaines Ltd.
10 South LaSalle Street, Suite 3500
Chicago, Illinois 60603-1024

Re: AgriStar Global Networks, Ltd.

Dear Mr. Gaines:

In regard to your letters of May 1, 2003 and September 25, 2003, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

HUFF & GAINES LTD.
ATTORNEYS AT LAW
SUITE 3500
10 SOUTH LA SALLE STREET
CHICAGO, ILLINOIS 60603-1024
TELEPHONE (312) 606-0700
FACSIMILE (312) 606-0027
E-MAIL www.huffandgaines.com

May 1, 2003

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AgriStar Global Networks, Ltd.
Securities Act of 1933/ Rule 502(c) of Regulation D.

Gentlemen:

On behalf of AgriStar Global Networks, Ltd. ("AgriStar") the purpose of this letter is to request that the Division of Corporation Finance (the "Division") advise that it will not recommend that the Securities and Exchange Commission (the "SEC") take any enforcement action against AgriStar if it establishes a database of "accredited investors" as that term is defined in Rule 501(a) under the Securities Act of 1933 (the "Act"). The database will be developed for purposes of subsequently delivering private placement information related to the future offering of securities of AgriStar pursuant to the exemption from registration provided by Section 4(2) of the Act and Regulation D promulgated thereunder. Specifically, we seek written assurance that the proposed qualification of accredited investors in the manner described herein will not involve any form of "general solicitation" or "general advertising" within the meaning of Rule 502(c) under the Act.

Facts:

AgriStar is a satellite-based communications company which links commercial farms and ranches and the companies with which they transact business. AgriStar provides business information and commercial services to significant farm and ranch owners/operators utilizing a high-speed broadband, two-way satellite channel developed with Hughes Network Systems. These services include business news, land investment and leasing strategies, financial services, distance learning programs, commodity opportunities and other programs. AgriStar will charge basic subscription and service fees from the more than 100,000 farms and ranches that are expected to subscribe to AgriStar services. Deployment of satellite equipment began in 2002 to farms, ranches and other agri-business locations in 23 states to determine issues such as transponder allocation and to complete a wide area satellite installation analysis. National rollout to farms and ranches began in early 2003.

AgriStar completed a $9 million Series A Preferred stock capitalization in a private placement funded primarily by institutional investors in August, 2001. An exempt, private placement offering of securities to a limited number of selected accredited investors to be qualified by AgriStar pursuant to the procedures described herein is planned for late this year, primarily to establish a broader agricultural producer ownership base. The ownership base is critical to AgriStar's securing its competitive position as the agricultural industry's neutral and unbiased communications center.

AgriStar has the competitive advantage of access to a large database of strategic agricultural information developed by prior entities and principals of AgriStar dating from the mid 1960's. The AgriStar Global Top Farm Database (the "AgriStar Database") has broad statistical information on approximately 250,000 leading U.S. farms and ranches (collectively, the "Farms"), including their respective ownerships, acreages, estimated crop yields, approximate annual gross incomes per Farm and estimates of the fair market value of each Farm. This information, which is updated annually, has enabled AgriStar to focus on those Farms most likely to utilize its subscription and other program services described above. As a result, AgriStar presently has an extensive and exhaustive database of information on approximately 250,000 Farms that enables it to identify the most successful and prosperous U.S. Farms and their owners and/or operators (hereinafter the "Farm Principals"). To date, AgriStar has established meaningful communications with more than 100,000 of these Farms and other farms that have requested more information about AgriStar and its services.

AgriStar now would like to create an accredited investor database by augmenting and focusing the statistical information it already possesses concerning the Farm Principals across the United States. Although AgriStar has extensive, reliable information and basic financial and other data on approximately 250,000 of these Farm Principals, it expects to select no more than the top 3% of them to send written invitations to complete extensive and thorough investor qualification questionnaires. The questionnaires will be used to determine whether a potential investor is "accredited" within the meaning of Rule 501(a) of Regulation D. AgriStar does not intend to obtain information from potential investors using the Internet or web site postings. By virtue of the AgriStar Database, before AgriStar solicits Farm Principals with the investor qualification questionnaires it will already possess significant amounts of material financial and other statistical information regarding each Farm Principal. The purpose of the questionnaire will be to specifically focus on qualifying the Farm Principals as "accredited investors" for purposes of Regulation D by soliciting information about their previous investment experience, net worth, annual income, and other relevant questions specifically targeted to the issue of their status as accredited investors. To date, AgriStar has not made offers or solicited offers to buy its securities from any Farm Principal in any private placement or other securities transaction. Further, AgriStar has not yet made any efforts to qualify any Farm Principal as an accredited investor.

The written invitation explaining the questionnaire and its purpose and the request to complete the qualifying questionnaire as well as the questionnaire itself will be completely generic in nature and will not refer to any specific private offering to be made by AgriStar at any time in the future. Further, AgriStar intends to allow for a sufficient waiting period prior to the time that a potential investor who has been qualified will receive any information relating to any proposed private offering of AgriStar securities.

Legal Analysis

We would like to advise our client AgriStar that the delivery of generic investor qualification questionnaires and related information to Farm Principals selected from the AgriStar Database specifically to determine their status as accredited investors who may have an interest in participating in future private placement offerings of AgriStar securities would not be deemed to be a "general solicitation or general advertisement" within the meaning of Rule 502(c) of Regulation D. Our advice in this regard is premised on i) the fact that the Farm Principals selected for receipt of questionnaires will be pre-identified through the AgriStar Database as individuals who will likely qualify as accredited investors if they choose to complete and deliver the questionnaires, ii) the generic nature of the investor questionnaire to be solicited to the selected Farm Principals and iii) a sufficient period of time will elapse between the completion of the questionnaires and the initiation of any specific private placement offering of AgriStar securities.

The staff of the Division has consistently stated that a distribution of questionnaires to prospective accredited investors to ascertain suitability for subsequent private offerings is not a prohibited "general solicitation or general advertising" within the meaning of Rule 502(c) of Regulation D where the questionnaire is generic in nature and there is a sufficient period of time prior to any particular offering to dispel the notion that the solicitations were made in contemplation of a private offering of securities. See IPONET (July 26, 1996); H.B. Shaine & Company, Inc. (May 1, 1987); E.F. Hutton Company (December 3, 1985); Bateman Eichler, Hill Richards, Inc. (December 3, 1985).

Conclusion

On the basis of the foregoing, it is our opinion as counsel to AgriStar that the delivery of generic, investor qualification questionnaires to the top Farm Principals selected from the AgriStar Database who have been pre-identified as individuals who will likely qualify as accredited investors, will not involve any form of "general solicitation or general advertising" within the meaning of Rule 502(c) of Regulation D under the Act. Accordingly, it is also our opinion that AgriStar may subsequently make offers in private placements of AgriStar securities to those individual Farm Principals who have been qualified as accredited investors if a waiting period elapses between the time the investors are qualified and the commencement of any such private offering.

We respectfully request that the Division confirm to us that it concurs with our legal opinions set forth herein and that it will not recommend that the SEC take any enforcement action if our client AgriStar implements the accredited investor qualification program under the procedures detailed above. Pursuant to SEC Release No. 33-6269, we have enclosed herewith seven (7) copies of this no-action request together with the manually signed original.

Please contact the undersigned collect at 312-606-0700 with any questions or requests for additional information or documentation. We would appreciate your response to this request at the earliest practicable date.

Very truly yours,

John J. Gaines III
Huff & Gaines Ltd.
10 South LaSalle Street, Suite 3500
Chicago, IL 60603
312-606-0700

HUFF & GAINES LTD.
ATTORNEYS AT LAW
SUITE 3500
10 SOUTH LA SALLE STREET
CHICAGO, ILLINOIS 60603-1024
TELEPHONE (312) 606-0700
FACSIMILE (312) 606-0027
E-MAIL www.huffandgaines.com

September 25, 2003

Ms. Cecelia D. Blye, Esq.
U.S. Securities and Exchange Commission
Special Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Agristar Global Networks, Ltd. ("Agristar")
Securities Act of 1933/Rule 502(c) of Regulation D

Dear Ms. Blye:

The purpose of this letter is to submit additional information regarding the nature and extent of the business relationships that Agristar has developed and maintained with the "Farm Principals" as that term is defined and referred to in our letter to the Securities and Exchange Commission ("SEC") of May 1, 2003 (the "Initial Letter"). Also presented for your review and consideration is supplemental factual and legal analysis of several of the SEC's previous no-action letters and interpretations of the term "general solicitation" under Rule 502(c) of Regulation D ("Rule 502(c)"). We would greatly appreciate it if you would consider the additional information together with our Initial Letter and concur with our opinions set forth herein and in our Initial Letter.

Legal Analysis

The fundamental legal concept in determining whether or not a general solicitation has occurred in violation of Rule 502(c) is the nature and extent of the relationship between the issuer and its offerees. In this regard, the types of relationships with offerees that may be critical are those that would enable the issuer (or a person acting on its behalf) to be aware of the financial circumstances or sophistication of the persons with whom the relationship exists or that otherwise are of some substance and duration. [1]

[1] Mineral Lands Research and Marketing Corporation (SEC No-Action Letter December 4, 1985).

On this issue, the staff has issued interpretive letters that an issuer may conduct offerings without violating Rule 502(c) if because of pre-existing business relationships the issuer has reason to believe that each of the proposed offerees has such knowledge and experience in financial and business matters that each is capable of evaluating the merits and risks of the prospective investment.[2]

In the instant case, Agristar has had prior existing relationships "of substance and duration"[3] with the Farm Principals, most in excess of 20 years. Agristar through its management's long standing, prior business relationships has developed the database of information relating to the Farm Principals described in the Initial Letter. These relationships were formed primarily through organizations, publications and various farm programs, including the top Farmers of America Association, the Farm Futures Magazine, the Farm Efficiency and Top Profit Planner Program (the "Farm Efficiency Program"), the Ford Farm Almanac and various other agricultural business programs (collectively, "Farm Associations"). The relationships with Farm Principals have been developed over the years primarily by executives of Agristar through predecessor businesses with which they were previously associated in various executive and managerial capacities. Agristar and the Farm Associations are, in effect, the outgrowth and culmination of over forty years of the predecessor companies and their management personnel developing and nurturing meaningful business relationships with significant farm operations in the United States and, in connection with those relationships, providing essential agricultural services to them, many in the nature of the services of traditional trade associations.

The Farm Associations have served as commercial information conduits for Agristar providing meaningful and useful data about Farm Principals, including, for example, farm acreages, commodities produced and gross annual incomes. The Farm Principals have provided this valuable information, in many instances, as a condition to eligibility for the benefits provided by affiliation with the Farm Associations. In this regard, Farm Principals were asked to furnish this information in order to qualify for membership, for example, in the Top Farmers of America Association or for eligibility as a preferred subscriber to the Farm Futures Magazine or participation in the Farm Efficiency Program. The information provided also has been updated on an annual basis to maintain currency and relevance. Accordingly, the relationships with the Farm Principals are evidenced by, among others, voluminous information related to the annual gross revenues of the Farms, the approximate acreage and market value of the Farms, and the general financial wherewithal and sophistication of each of the Farm Principals. As a consequence, Agristar has extremely detailed information regarding the Farm Principals and has conducted meaningful reciprocal business communications with them on a periodic basis through the various programs and informational resources provided through the Farm Associations.

---

[2] Wood Trails – Seattle, Ltd. (SEC No-Action Letter August 9, 1982). The staff of the Commission has never suggested, and it is not the case, that prior relationship is the only way to show the absence of a general solicitation.

[3] Supra, footnote 1 above.

Agristar has access to database information on approximately 2.0 million Farm Principals. The top 1% of these Farm Principals (20,000) represent the Farm Principals with the largest farm acreages, largest market values, gross incomes, and strongest financial capabilities. From this limited group, Agristar intends to select the top 10% (representing 1/10 of 1%) of Farm Principals from whom to solicit "accredited investor" information. The approximately 2,000 Farm Principals to be selected will be the individual Farm Principals with respect to which Agristar has database information conclusively demonstrating that they have the greatest financial wherewithal of all the Farm Principals in the database in terms of gross incomes, fair values of farm acreages owned and other relevant factors. As a consequence, Agristar will have an extremely high degree of confidence as to the financial and business sophistication and investment suitability of the Farm Principals in the top 1/10 of 1% of its entire database. Agristar will limit the delivery of "accredited investor" questionnaires to this target group.

Agristar, therefore, intends to select only those Farm Principals meeting this criterion to send written invitations to complete "accredited investor" qualifying questionnaires. The written invitations will not have as their purpose the establishment of a pre-existing relationship, but only to determine the "accredited investor" status under Rule 501(a) of Regulation D of the selected Farm Principals with whom Agristar already has pre-existing relationships based on the extended prior history of reciprocal business communications and the financial and other pertinent information about them described above.

Although Agristar has not had experience with Farm Principals in the context of prior investments in the nature of a broker dealer, fund manager or the like, we are unaware of any SEC interpretive letters, releases or judicial precedent requiring that the pre-existing relationship be established through purely conventional, investment related transactions or similar relationships. We are of the opinion that Agristar's previous business, financial and transactional experience with the Farm Principals in the manner described above is legally sufficient under existing SEC no action and interpretive positions to enable Agristar to meet the standard that it has "awareness of the financial circumstances or sophistication of the persons with whom the relationship exists..."[4]

The SEC has previously rendered its interpretive advice in instances in which the issuer's pre-existing relationships were established under facts and circumstances which, in our opinion, support the instant request.

In the Royce Exchange Fund ("the Fund")/Quest Advisory Corp. ("Quest")[5] no action request, Quest sought the SEC's interpretive advice that it be permitted to identify proposed investors for an exchange fund without invoking the ban on general solicitations in Rule 502(c).

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[4] Iponet (SEC No Action Letter, July 26, 1996); H.B. Shaine & Company (SEC No Action Letter, May 1, 1987). In addition, there is no requirement that private offerings be effected through a broker-dealer.

[5] Royce Exchange Fund/Quest Advisory Corp. (SEC No-Action Letter, August 28, 1996).

In connection with its establishment of the Fund, Quest as manager and investment adviser of the Fund sought to identify potential investors from three separate and distinct groups. The first group consisted of current and former directors and executive officers of, and/or pre-initial public offering security holders in, certain of Quest's portfolio companies and members of their immediate families. In Quest counsel made it clear that the company would make contacts with portfolio company investors derivatively only through its relationships with executive officers of the portfolio companies. The executive officers, in turn, did not have direct knowledge of the portfolio company related persons' suitability, but apparently had reason to know whether the individuals had the minimum net worths to qualify for an investment in the Fund[6]. The second group of investors would be sourced through relationships Quest had with registered investment advisers and with which Quest had prior business relationships. These investment advisers, in turn, would identify for Quest its clients who they believed were eligible to receive offers in the Fund.

Quest's counsel concluded that the prospective offerees would be identified through "a linkage of pre-existing business and/or substantive relationships with the Fund.[7] Further, counsel concluded that Quest would have "triangular linked pre-existing relationships among Quest, the portfolio company contacts with whom Quest deals, and the portfolio related persons themselves". A similar statement was made regarding Quest's contacts and relationships with its registered investment advisers. Although Quest effected the private placement transactions through registered investment advisers or placement agents who qualified the offerees through questionnaires and follow up phone calls, counsel stated that there was no requirement in Regulation D that issuers must act through an agent or broker-dealer.

The SEC in its response took the position that the activities described would not involve a general solicitation within the meaning of Rule 502(c) of Regulation D. Although not necessarily agreeing with the analysis of Quest's counsel, the staff particularly noted: "(1) the nature and extent of the pre-existing relationship required between Quest and any portfolio companies whose shareholders may be solicited to invest in the Fund, between Quest and its portfolio-company contacts and between the portfolio companies and the portfolio company-related persons (as defined in your letter); and (2) the nature and extent of the pre-existing relationship required between Quest and the registered investment advisers whose clients may be solicited to invest in the Fund and between the registered investment advisers and their clients."[8]

[6] Quest applied the following criteria to determine whether a portfolio company-related person would be considered as a prospective Fund offeree: (1) Quest will have invested client assets in the particular portfolio company's equity securities for more than one year. (2) Quest will have known and been in contact with at least one executive officer of the particular portfolio company for more than one year through one or more company visits, analyst meetings or telephone calls. (3) The portfolio company-related person will be a present or former executive officer or director of, and/or pre-initial public offering investor in, such company or a member of his or her immediate family, not a more distant relative, or social or business acquaintance.

[7] Quest as organizer, adviser and manager of the Fund treated its relationships with prospective offerees as relationships of the issuer.

[8] Supra, <u>Royce Exchange Fund/Quest Advisory Corp.</u>, footnote 5, above.

Conclusion

In summary, in our opinion the relationships Agristar has established with the Farm Principals over the years are legally sufficient to prevent Agristar's proposed activities from constituting a general solicitation in violation of Rule 502(c). In distinction to Quest, Agristar has direct substantive and, in most cases, long standing, reciprocal business relationships with Farm Principals enabling Agristar to formulate conclusive determinations regarding the financial sophistication and financial wherewithal and experience of the Farm Principals. Further, Agristar intends to select only a very small percentage (1/10 of 1%) of those Farm Principals from whom to solicit accredited investor information. In this regard, it is our opinion that that there is more than adequate support for the conclusion that a legally sufficient, pre-existing relationship exists between Agristar and the specific Farm Principals that will be selected to receive the accredited investor questionnaires. Moreover, the purpose of Agristar's solicitations is only to determine the "accredited investor" status of those specific Farm Principals. The facts in Quest, however, reveal that it had derivative, second hand information through its contacts with portfolio company executives and investment fund managers who, in turn, had substantive relationships with the actual portfolio company investors. We are of the opinion that Agristar's linkage with its Farm Principals is at least the equivalent of, if not superior to, the "triangular" relationships described in Quest. Because the pre-existing relationships with potential investors clearly exist in both the Quest and Agristar instances, we request the staff to concur in our opinion that none of the abuses associated with a violation of the prohibition against general solicitations under Rule 502(c) are present.[9] Further, since no securities will be offered until after the accredited investor documentation procedure is completed there should be no required waiting period prior to making offers to qualified Farm Principals. To the extent the Initial Letter refers to such a waiting period, we hereby amend our request to delete the need for the same unless the staff determines that such a waiting period is essential to a grant of the subject request.[10]

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[9] See also, Michigan Growth Capital Symposium (SEC No-Action Letter, February 6, 1995) in which the staff concurred that the sponsorship of a symposium to promote access to venture and other capital funding for emerging growth companies did not involve a general solicitation under Rule 502(c) primarily because the targeted mailings were to persons known as accredited investors and no specific financing details were part of the presentations by the growth companies and no private offering materials were distributed at the symposium.

[10] The instant request differs markedly from the group of broker-dealer no action letters previously issued by the SEC, e.g., Bateman Eichler, Hill Richards, Incorporated (SEC No Action letter, December 3, 1985); E.F. Hutton & Company Incorporated (SEC No Action Letter dated December 3, 1985) in which the brokerage firms conducted a general solicitation to a large number of potential investors on an individually indiscriminate basis. In those cases, because the initial mailings did involve a "general solicitation", a meaningful separation of time between offers to investors from the date of the mailing was necessary. Agristar, by contrast, will solicit accredited investor information from a very limited and well defined group of Farm Principals with whom Agristar has extensive prior business relationships. Therefore, because no general solicitation is involved, in our view, no waiting period is necessary and would serve no legal or protective purpose.

Accordingly, we respectfully request that the Division confirm that it concurs with our legal opinion in our Initial Letter as supplemented by the facts, legal analysis and representations set forth herein that it will not recommend that the SEC take enforcement action if Agristar undertakes the accredited investor qualification program as described in our Initial Letter and as more fully described herein.

If you have any questions or require additional information, please contact the undersigned collect at 312-606-0700.

Very truly yours,

John J. Gaines III